Jardines

48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

By Airmail

4th February 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

I enclose for your information a notification dated 4th February 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Notice of Results
Released	08:31 4 Feb 2002
RNS Number	9040Q

JARDINE STRATEGIC HOLDINGS LIMITED
2001 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2001 of the above Company will be considered is Wednesday, 27th February 2002.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

4th February 2002

www.jardines.com

END